Exhibit 99.3

Webb County District Attorney’s Office Innovates as First in Texas to Digitally
Transform Criminal Justice with NICE Evidencentral

NICE Justice digital evidence management solution will help ensure timely justice by moving cases through the criminal justice system faster

Hoboken, N.J., November 13, 2023 – NICE (Nasdaq: NICE) today announced that the Webb County District Attorney’s Office will be deploying NICE Justice digital evidence management, one of the AI-powered solutions in NICE’s Evidencentral platform, to streamline the criminal justice process. Through its deployment of NICE Justice, the Webb County DA’s Office aims to deliver timelier justice for victims by reducing delays associated with evidence intake and handling, and by moving cases through the criminal justice system faster. Led by District Attorney Isidro R. Alaniz, the Webb County District Attorney’s Office serves the 49th Judicial District of Texas and the communities of Webb and Zapata Counties. The Web County District Attorney’s Office is the first prosecutor's office in Texas to deploy NICE Justice.

The cloud-based NICE Justice solution digitally transforms how district attorneys and office staff receive, interact with, manage and share digital evidence. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases. NICE Justice also features built-in AI and automation capabilities for face detection, automated case building, video and audio transcription, optical character recognition (OCR), finding evidence connections and analytics.

Isidro R. Alaniz, District Attorney for the 49th Judicial District of Texas said, “Our partnership with NICE is a win-win for our DA’s office and for the community. As the District Attorney my number one goal is to protect the communities of Webb and Zapata Counties. Holding violators of the law accountable and delivering justice for victims all comes down to the facts and digital evidence in a case. But the challenges of managing growing volumes of digital evidence are causing case delays. NICE Justice is going to have a direct and immediate impact by streamlining the intake of digital evidence from law enforcement partners, so that our paralegals, investigators and attorneys can prepare cases sooner and move them through the criminal justice system faster.”

Chris Wooten, Executive Vice President, NICE, said, “Time is the biggest enemy of justice; the more time that goes by, the less likely it is that victims will get the justice they deserve. Unfortunately, delays in obtaining and processing digital evidence can slow cases down. NICE Justice helps prosecutor offices manage digital evidence more efficiently at every stage, from intake and trial preparation, through discovery with defense – so cases can be moved through the criminal justice system without delay.”

The Webb County District Attorney’s Office oversees approximately 6,000 cases annually, working alongside twelve law enforcement agencies, including the Laredo Police Department. Agencies will be able to use NICE Justice’s secure portal to upload evidence to the cloud, where it will automatically be deposited into the correct digital case folders and immediately accessible to assigned investigators and attorneys.

NICE Justice features many unique capabilities and trial preparation tools to reduce delays and backlogs and improve the caliber of prosecutions. NICE Justice automatically transcodes proprietary videos into a format that is readily playable and viewable. Body-worn, in-car, and interview room videos, and audio recordings and other digital evidence, can all be combined on a timeline. Additionally, NICE Justice features built in audio and video transcription, and translation of transcribed text into hundreds of languages. Discovery with defense is also streamlined through a fully digital, trackable process.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Webb County, Texas District Attorney’s Office
Led by District Attorney Isidro R. Alaniz, the Webb County District Attorney’s Office works with various local and federal law enforcement agencies to seek justice, to advocate for victim’s rights and to work diligently to deter and prevent crime in the communities of Webb and Zapata Counties, home to a population of 300,000 residents. Staffed by 50 employees, including 31 attorneys and 13 investigators, the Webb County District Attorney’s Office encompasses felony and misdemeanor units which partner with local, state and federal agencies to prosecute 6,000 cases annually, while striving to maintain a high level of accountability, professionalism and integrity. Webb County and Zapata County are located in the Southeastern part of the U.S. state of Texas. More info at https://webbda.com/.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. Powered by Artificial Intelligence (AI), NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.